UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       June 2004

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated June 14, 2004

2.

News Release dated June 21, 2004

3.

News Release dated July 14, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  August 2, 2004           Signed: /s/ Christopher Dyakowski

                                                               Christopher Dyakowski,

                                                                 Director

SAN TELMO ENERGY CORPORATE UPDATE

VANCOUVER, B.C., June 14, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has completed a non-brokered private placement announced on May 17, 2004 in the amount of 1,620,000 shares at a price of Cdn. $0.70 and 1,620,000 share purchase warrants, exercisable up to June 11, 2006 at a price of Cdn. $0.82 per share. The shares are subject to a hold period which expires on October 12, 2004. Of the shares, 330,000 shares have flow through features.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO TO DRILL SECOND WELL IN TEEPEE CREEK

EXPLORATION PROGRAM

VANCOUVER, B.C., June 21, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it will commence drilling the second well on its Teepee Creek land by July 1, 2004. The company has a 100% working interest in this well.

San Telmo’s second well at Teepee Creek, called the 6-3 well, immediately offsets the gas discovery at the original 4-10 Teepee Creek well. As reported in a press release on January 21, 2004, the 4-10 well tested at a stabilized flow rate of 1.3mmcfd (217boe/d) on a 3/8” choke.

The 6-3 well is targeting a southeast extension of the productive Charlie Lake erosional edge, which was established in the original San Telmo 4-10 discovery.

Preproduction pipeline route planning has been completed on the 4-10 well in preparation for surveying and construction, which will begin after the results of the second well are known.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. PRODUCTION AND EXPLORATION UPDATE

Vancouver, B.C., July 14, 2004 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce an update on current operations.

UPDATE

Gordondale and McLeod

Production from San Telmo Energy Ltd.’s McLeod and Gordondale wells commenced in April and May 2004 respectively with June 2004 being the first full month of continuous production from both. For the months of April, May and June, San Telmo’s share of production revenues was $876,600 (April $69,600, May $377,000, June estimate $430,000). San Telmo’s net operating revenues after estimated royalties and operating costs was approximately $525,000 for the same period.

OPERATIONAL REVIEW

Teepee Creek

San Telmo’s second Teepee Creek well has been drilled to total depth and cased as an indicated gas well. Production testing and completion operations are scheduled for July, weather permitting. Pipelining operations to tie in our Teepee Creek gas pool will commence following testing. San Telmo has 100% working interest in the project.

Gordondale

San Telmo has applied for GPP (Good Production Practice) status on our 14-22 well. The Energy Utilities Board of Alberta has granted San Telmo Energy a Special Allowable MRL (maximum rate limit) which will allow the company to produce at 190 barrels of oil/day with associated gas for the next 6 months. After the 6 month period San Telmo will reapply for GPP.

In March, 2004, San Telmo purchased an additional section of land at Gordondale immediately adjacent to our initial discovery. San Telmo currently has 1280 acres (512 ha) on the Gordondale play. Several follow-up locations from our 14-22 discovery have been identified. Current plans provide for at least two wells to be drilled. San Telmo has 73.6% working interest in current production and 100% working interest in the follow-up locations.

McLeod

Negotiations have been successfully completed with the gathering system owner to upgrade compression in the area. San Telmo has been informed by the owner that a new compressor will be installed in parallel which will provide 1.75mmcfd to 2.6mmcfd in extra capacity. Currently, the project is in the design phase, with construction and installation expected to take 2-3 months. When installed, future production levels for McLeod are expected to increase to 2.5mmcfd - 3.5mmcfd with associated condensate. San Telmo has a 70% working interest in the well. Production at McLeod remains restricted to between 750mcfd and 1.0mmcfd with associated condensate.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.